
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K for 31 October 2007

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note**: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note**: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes _____ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

**Enclosures**: Sasol issues Annual Financial Statements and Annual General Meeting details

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")


SASOL ISSUES ANNUAL FINANCIAL STATEMENTS AND ANNUAL GENERAL MEETING
DETAILS

Sasol's annual report, containing its financial statements for the year
ended 30 June 2007, prepared in accordance with International Financial
Reporting Standards (IFRS), has been issued and will be posted on the
Sasol website at www.sasol.com in due course. An abridged report will
not be published as the information previously published in the
provisional report is unchanged.

The annual general meeting of members of Sasol will be held at 09:00 on
30 November 2007 in the Sasol Limited Auditorium, 1 Sturdee Avenue,
Rosebank, Johannesburg, South Africa to transact the business stated in
the notice of the annual general meeting.

A further announcement will be made as to when Sasol's annual financial
statements on Form 20-F will be finalised and filed with the US
Securities and Exchange Commission.  This is anticipated to be during
the third week of November 2007.


30 October 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 October 2007

By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary